

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Joseph DePaulo
President and Chief Financial Officer
SLM Funding LLC
c/o Deutsche Bank Trust Company Americas
60 Wall Street, 27th Floor
Mailstop NYC 60-2720
New York, New York 10005

**Re: SLM Student Loan Trust 2012-7
SLM Student Loan Trust 2013-1
Form 10-K
Filed March 28, 2014
File Nos. 333-166301-10 and 333-166301-11**

Dear Mr. DePaulo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibit 31.1 of SLM Student Loan Trust 2012-7 and Exhibit 31.1 of SLM Student Loan Trust 2013-1

1. The certification must include the exact language in Item 601(b)(31)(ii). We note that paragraphs four and five of each of your certifications do not accurately reflect the exact language in Item 601(b)(31)(ii) of Regulation S-K. Specifically, paragraph four in Item 601(b)(31)(ii) refers to statements required "*in* this report" whereas your certifications refer to statements "*under* this report." Additionally, the final paragraph in Item 601(b)(31)(ii) requires the following statement, "In giving the certifications above, I have

reasonably relied on information provided to me by *the following unaffiliated parties…*"
The certifications provided in each of your Forms 10-K do not include the italicized
language. Please confirm that in future filings, your certification will reflect the exact
language as required by Item 601(b)(31).

<u>Exhibit 33.1 of SLM Student Loan Trust 2012-7 and Exhibit 33.1 of SLM Student Loan Trust
2013-1</u>

2. We note your footnote 2 in Appendix A stating that "the Asserting Party has outsourced
   certain servicing criteria to third parties," including Great Lakes Educational Loan
   Services, ACS Education Services, Inc., Nelnet Corporation, and the Student Loan
   Corporation. Please advise and provide your legal analysis as to why these servicing
   participants are not required to provide a report on assessment of compliance with
   servicing criteria for asset-backed issuers as required by Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 if you have
questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft

cc: Eric Watson, Navient Corporation
        Mark Heleen, Navient Corporation